EXHIBIT (d)(4)(b)

FEE REDUCTION AGREEMENT

AGREEMENT (“Agreement”) made as of this 1st day of July 2020, between Eaton Vance Growth Trust (the “Trust”), on behalf of Eaton Vance Focused Value Opportunities Fund (the “Fund”) (the “Fund”) and Eaton Vance Management (the “Adviser”).

WHEREAS, the Trust has entered into an Investment Advisory and Administrative Agreement, dated March 7, 2011, (the “Advisory Agreement”) with the Adviser, which provides that the Adviser shall be entitled to receive compensation at a certain rate; and

WHEREAS, the Adviser has offered to reduce such fee rate, and the Trust has accepted such fee reduction, such fee reduction being effective as of July 1, 2020; and

WHEREAS, the Adviser and the Trust wish to memorialize said fee reduction in writing;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, receipt of which is hereby acknowledged, the Trust and the Adviser hereby jointly and severally agree as follows:

1.	For so long as the Advisory Agreement shall remain in effect, notwithstanding any provisions of the Advisory Agreement to the contrary, the Adviser will reduce its advisory fee for the Fund in accordance with the fee schedule set forth on Appendix A hereto;

2.	This Agreement may only be terminated or amended upon the mutual written consent of the Trust and the Adviser; provided, however, that (i) no termination of this Agreement shall be effective unless approved by the majority vote of those Trustees of the Trust who are not interested persons of the Adviser or the Trust (the “Independent Trustees”) and by the vote of a majority of the outstanding voting securities of the Fund; (ii) no amendment of this Agreement shall be effective unless approved by the majority vote of the Independent Trustees; and (iii) no amendment of this Agreement that increases the fees set forth herein shall be effective unless approved by the vote of a majority of the outstanding voting securities of the Fund;

3.	For purposes of this Agreement the term “vote of a majority of the outstanding voting securities of the Fund” shall mean the vote, at a meeting of Holders, of the lesser of (i) 67 per centum or more of the interests of the Fund present or represented by proxy at the meeting if the Holders of more than 50 per centum of the outstanding interests of the Fund are present or represented by proxy at the meeting, or (ii) more than 50 per centum of the outstanding interests of the Fund; and

4.	This instrument is governed by Massachusetts law.

IN WITNESS WHEREOF, this Agreement has been executed as of the date set forth above by a duly authorized officer of each party.

EATON VANCE GROWTH TRUST (on behalf of Eaton Vance Focused Value Opportunities Fund)

By:	/s/ Maureen A. Gemma
Name:	Maureen A. Gemma
Title:	Vice President

EATON VANCE MANAGEMENT

By:	/s/ Deidre E. Walsh
Name:	Deidre E. Walsh
Title:	Vice President

APPENDIX A

ADVISORY Fee schedule

Eaton Vance Focused Value Opportunities Fund

(Effective as of July 1, 2020)

The Adviser’s asset-based fee is reduced and computed as follows:

Average Daily Net Assets for the Month	Annual Fee Rate
Up to $500 million	0.700%
$500 million but less than $1 billion	0.675%
$1 billion but less than $2.5 billion	0.650%
$2.5 billion but less than $5 billion	0.630%
$5 billion and over	0.615%